Exhibit (m)(2)

SCHEDULE A

Fund	Inception Date
GMO U.S. Quality ETF	November 13, 2023
GMO International Quality ETF	October 28, 2024
GMO International Value ETF	October 28, 2024
GMO U.S. Value ETF	October 28, 2024
GMO Beyond China ETF	February 12, 2025
GMO Systematic Investment Grade Credit ETF	June 3, 2025
GMO Domestic Resilience ETF	August 20, 2025
GMO Dynamic Resilience ETF	August 20, 2025
GMO Horizons ETF	August 20, 2025
GMO Ultra-Short Income ETF	August 20, 2025
GMO Power Infrastructure	June 30, 2026

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.